Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
(2711) 343-2000

June 22, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Era Anagnosti
Mr. Joshua Dilk

	Re:	Net 1 UEPS Technologies, Inc.
Registration Statement on Form S-3
File No. 333-211968

Dear Ms. Anagnosti and Mr. Dilk:

Net 1 UEPS Technologies, Inc., a Florida corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on June 24, 2016, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4517.

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Herman G. Kotzé
Herman G. Kotzé
Chief Financial Officer